Exhibit 4.19

November 23, 2012	SMART Technologies 3636 Research Road NW Calgary, AB T2L 1Y1 CANADA Phone 403.245.0333 Fax 403.228.2500 info@smarttech.com www.smarttech.com

Kelly Schmitt

Calgary, Alberta

Dear Kelly,

Please accept this Supplemental Letter as confirmation of the short term incentive plan (STIP) and long term incentive plan (LTIP) components of our arrangement.

Short Term Incentive

You will be eligible to participate in SMART’s annual STIP with a target bonus of 50% in accordance with the terms and conditions of the Discretionary Bonus Plan (DBP), a copy of which is attached.

Long Term Incentive

Stock Options:

•	initial award of 100,000 options, vesting in three instalments of 33 1/3% (33,333, 33,333 and 33,334 respectively) on each of the three anniversary dates of the award

•

stock option awards set out herein will be made in accordance with the provisions of the Amended and Restated Equity Incentive Plan and regulatory requirements and as soon as practical after you have commenced your new role

Restricted Share Units (RSUs):

•	initial award of 30,000 RSUs, vesting in three instalments of 33 1/3% (10,000, 10,000, and 10,000 respectively) on each of the three anniversary dates of the award

•

RSU awards set out herein will be made in accordance with the provisions of the Amended and Restated Equity Incentive Plan and regulatory requirements and as soon as practical after you have commenced your new role

Performance Restricted Share Units (PSUs):

•	initial grant of 150,000 PSUs, vesting on attainment of performance targets measured after 3 years, i.e. end of FY16

•	It is intended by the parties that the foregoing PSU performance targets for the awards be set following board approval of the FY14 business plan

•

Notwithstanding section 3.5 of the Executive Employment Agreement, the acceleration of this PSU award shall only be effective upon the occurrence of both a Change of Control and within one (1) year of the Change of Control an event or events that constitute Good Reason (Change of Control and Good Reason are defined within the Executive Employment Agreement).

•

PSU awards set out herein will be made in accordance with the provisions of the Amended and Restated Equity Incentive Plan and regulatory requirements and awarded no later than is practical following approval of the FY14 business plan

LTIP treatment in a change of control situation to be in line with existing company policy as outlined in your Executive Employment Agreement, except as provided above with respect to section 3.5(b) of the Executive Employment Agreement. Future evergreen LTIP awards and quantums are to be made at the sole discretion of the Compensation Committee of the Board of Directors.

If you have any further questions or concerns, please feel free to contact me. We look forward to having you join SMART and work with us to build the company.

Yours truly,

SMART Technologies Inc.

Neil Gaydon

President and Chief Executive Officer

I accept employment with SMART Technologies Inc. on the terms and conditions as outlined in the Executive Employment Agreement and this supplemental letter.

Signed this 23rd day of November, 2013		/s/ Kelly Schmitt
Kelly Schmitt

Witnessed
	Print Name	Signature

Cc:	People Services